PRESS RELEASE
TSX: KGN
NYSE AMEX: KGN

KEEGAN CONTINUES TO OBTAIN HIGH GRADE RESULTS FROM D-1
ZONE AT THE ESAASE GOLD PROJECT

VANCOUVER, BRITISH COLUMBIA, October 28, 2010 - Keegan Resources Inc. (TSX: KGN)(NYSE Amex: KGN) ("Keegan") is pleased to announce additional new assay results from its Esaase Project drilling program in southwest Ghana. Keegan continues to encounter significant (greater than 10 g/t meter grade) intercepts from the new, near surface zone 200 m NW from the existing Esaase resource (see nr dated September 8, 2010). Intercepts within the newly identified ÒD-1Ó zone include 18 meters at 7.74 g/t Au, 5 meters at 9.1 g/t Au, and 12 meters of 3.76 g/t Au. Mineralization within this D -1 zone has been identified to be over 600 meters in strike length thus far, appears to be slightly offset, and is open along strike and to depth. Please see a drill hole location map at www.keeganresources.com.

Table 1: Recent results from step out drilling from Keegan's Esaase Project. Only intercepts with grade-widths of greater than 10 g/t meter Au are shown. Intercepts with grade-widths of approximately 20 g/t meter Au or higher are show in bold text. Widths are given as measured down hole and grades are reported in g/t Au. All holes are drilled at an azimuth of approximately 110 degrees at a dip of 45 degrees so depth from surface is approximately 70% of drill hole depths.

Hole ID	From	To	Width	Grade
KERC871	78	83	5	9.1
Including	80	81	1	45.7
KERC868	112	124	12	0.89
KERC870	76	81	5	2.19
KERC874	126	143	17	0.72
KERC875	113	125	12	1.32
Including	122	123	1	13.15
KERC877	147	159	12	1.9
KERC878	51	56	5	0.6
KERC879	111	129	18	7.74
Including	119	120	1	49.1
Including	123	125	2	29.95
KERC885	101	113	12	3.76
Including	109	110	1	44.8

Keegan has additional assays pending from the same mineralized zone and is now planning an accelerated follow-up drilling program. Presently, Keegan is expanding the existing resource to depth and along strike, as well as by targeting new zones such as the one described in this press release. The company plans to continue its aggressive resource exploration and development program into the New Year.

President and CEO Maurice Tagami stated, "These new drill results confirm the presence of a new, near surface gold mineralized zone at Esaase. This discovery further illustrates the productive gold system present at the Esaase Project. Current drilling with two rigs is proceeding well and we are excited to increase project value through the ongoing development and exploration drilling programs."

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one-meter intervals under dry drilling conditions by geologic and resource consultant Coffey Mining Inc. utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site. All samples are assayed using standard 50 gram fire assay with atomic absorption finish by ALS Chemex Labs in Kumasi, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed. Repeatability in duplicate samples is generally within 10% variance. In instances where variance is greater than 10%, the assays from both samples are averaged. Intercepts were calculated to emphasize width rather than grade: a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than six consecutive samples (six meters) of less than 0.2 g/t Au. Mineralization in the A structure strikes approximately 10 to 30 degrees east of north and dips 45 to 90 degrees to the west. Holes are drilled at 110 degrees azimuth and are inclined at 45 to 60 degrees, so true widths are estimated to be over 80% of the drilled widths. The techniques by which drill hole assays have been previously used in resource estimation at Esaase can be found in Keegan's most recent 43 -101 technical report on www.sedar.com.

About Keegan Resources

Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. The Company is focused on its wholly owned flagship Esaase project (2.28 Moz indicated resources with an average grade of 1.2 g/t Au at a 0.4 g/t Au cutoff and 1.65 million ounces in an inferred category at an average grade of 1.2 g/t Au applying a 0.4 g/t Au cut-off for a total inferred and indicated resource of 3.93 Moz) as well as its Asumura gold project, both of which are located in Ghana, West Africa, a highly favorable and prospective jurisdiction. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX and the NYSE AMEX under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board of Directors,

Shawn Wallace

Executive Chairman

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. In particular, Preliminary Economic Assessments are preliminary in nature, including Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the findings of the Preliminary Assessment will be realized. Although the Company believes the expectations expressed in the Preliminary Economic Assessment and other forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources This news release also uses the terms 'indicated resources' and 'inferred resources'. Keegan Resources Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-‐101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre‐- feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-‐101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

KEEGAN RESOURCES INC
Advanced Exploration Providing Growth

Esaase Project: D-1 Zone Drill Results – October 2010

N
0
250
500
meters
open
new D-1 offset zone
northern extension
KERC870
KERC871
KERC868
KERC874
KERC877
KERC875
KERC879
KERC885
?
?
D-1 Zone
current resource
LEGEND
Drillhole > 10 g/t Au times meter grade width (current release)
Drillhole > 10 g/t Au times meter grade width (previous release)
Drillhole 5-10 g/t times meter grade width
Drillhole < 5 g/t times grade width
Surveyed Drillhole - assays pending
Drilled Mineralization not yet in resource
Resource Area
Potential Offset Fault
Mineralized Fault Structures
Esaase Property